UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March 2009

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

On February 27, 2009, CorpBanca filed a letter with the Chilean Superintendency of Securities and Insurance (Superintendencia de Valores y Seguros or the “SVS”) informing the SVS of the results of its Ordinary Shareholders’ Meeting held on February 26, 2009. An unofficial English translation of the letter is attached hereto as Exhibit 99.1.

On February 27, 2009, CorpBanca published a notice in the Chilean newspaper La Tercera announcing the payment of a dividend to its shareholders of record as of February 20, 2008, approved at its Ordinary Shareholders’ Meeting held on February 26, 2009. An unofficial English language translation of the notice is attached hereto as Exhibit 99.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA
(Registrant)

By:	/s/ Sergio Benavente
Name:	Sergio Benavente
Title:	Chief Financial Officer

Date: March 2, 2009

EXHIBIT INDEX

Exhibit	Description
99.1	Unofficial English language translation of CorpBanca’s letter to the Superintendency of Securities and Insurance dated February 27, 2009, providing notice of the results of its Ordinary Shareholders’ Meeting.

99.2	Unofficial English language translation of CorpBanca’s notice in the Chilean newspaper La Tercera.